Contact

www.linkedin.com/in/robertr8
(LinkedIn)

Top Skills

Product Distribution

Early Stage Ventures

Start-ups Management

Patents

Systems, Methods, and Technology for certification-gated marketplace control, compliance validation, automated opportunity routing, and monetization of professional service ecosystems for Real Estate Agents.

Robert Rositano, Jr.

Chief Executive Officer at Agent Lift
Santa Cruz, California, United States

Summary

Entrepreneur, CEO, and real estate technology executive with 30+ years of experience building companies across technology, media, e-commerce, real estate, and consumer products. My career began at the forefront of the commercial Internet as the third employee of Netcom Online Communications, one of the pioneering Internet service providers of the 1990s. I was part of the team that helped build the company as it scaled to more than 500,000 subscribers and participated in its transition to the public markets.I later co-founded Nettaxi.com and served as its CEO, helping build one of the early large-scale online community and Internet media companies. Nettaxi became one of the most-trafficked websites on the Internet, reaching more than 3 million unique visitors per day and approximately $700 million in market capitalization. The company developed significant e-commerce, advertising, and strategic technology partnerships, including relationships with Apple and other major companies.Later on, I also developed E-Power and Profits, an early e-commerce education and business platform built around online auctions and eBay. The company's model helped individuals learn how to establish and operate online selling businesses, bringing together education, technology, and e-commerce at a time when these models were still emerging. Since then, I have founded, co-founded, and led companies spanning Internet technology, mobile, media, e-commerce, and consumer products, including Simply Internet, America's Biggest, Zippi Networks, and CheckMate Mobile. My ventures have generated approximately $160 million in liquidity events, and I have worked with or partnered with companies including Apple, Google, AT&T, and eBay.Today, as CEO of Agent Lift, I am focused on the future of the modern real estate agent and the evolution of the traditional brokerage model. Agent Lift is being built around the idea that agents should have access to better technology, education, business opportunities, and new income channels, while maintaining the value of the agent relationship at the center of real estate. My focus is on reimagining what a modern brokerage and agent platform can look like: one that helps agents

build more valuable businesses, increase their income potential, and participate in the broader opportunities emerging across real estate, housing, and technology.

Experience

Partner @ Santa Cruz-Homes.com
June 2023 - Present (3 years 5 months)
Santa Cruz, California, United States

As a Partner at Santa Cruz Homes, focusing on business development, marketing strategy, and identifying new opportunities for the team and the communities it serves. Works to uncover land, property, and real estate investment opportunities throughout Santa Cruz while helping develop strategies for lead generation, partnerships, and continued business growth.

Works closely with the team on building new business opportunities for agents, including developing teams and creating pathways to leverage the income opportunities available through Agent Lift. With more than 30 years of experience building companies across technology, media, e-commerce, and real estate, he brings an entrepreneurial and growth-focused perspective to the team.

Agent Lift
Chief Executive Officer
May 2026 - Present (6 months)
Santa Cruz, California, United States

For The Modern Real Estate Agent.
Agent Lift brings the exclusive curated relationships (ADU's, Pre-Fab Homes, Land
Development, AI Home Products) that get all certified agents paid! A patent-pending SaaS + certification ecosystem delivering licensed real estate agents new income streams through compliant certifications, strategic product partnerships, and a scalable national platform.

Vita Spaces Inc
Advisor
January 2024 - April 2026 (2 years 4 months)
United States

Advised Vita Spaces, Inc. on the development and commercialization of next-generation residential housing products. Contributed to the design of steel-

frame ADUs and single-family homes, product strategy, and go-to-market planning, with a focus on fire-resilient construction, scalable development, and the evolving needs of homeowners and communities (focusing on Altadena, CA). Supported positioning, partnerships, and commercialization strategy as Vita developed its residential product platform.

Friendable,Inc.

CEO

October 2015 - January 2025 (9 years 4 months)

Campbell, Ca

Served as CEO of Friendable, Inc., a mobile-social technology company focused on building new ways for people, artists, and audiences to connect through mobile applications. Led the development and growth of the Friendable mobile app, which surpassed 1.5 million historical downloads and 900,000 registered users, achieved top social-networking app rankings internationally, and was integrated into music videos featuring artists including Jennifer Lopez, Fifth Harmony, Fetty Wap, Meghan Trainor, Redfoo, and Austin Mahone.

The Friendable app was notably featured in Jennifer Lopez's 2016 music video for “Ain't Your Mama,” extending the brand into mainstream music and entertainment. The company also established partnerships across the music and entertainment ecosystem and worked with talent and artist partners to build audience acquisition and engagement around its mobile platforms.

Under my leadership, Friendable expanded into Fan Pass, a live-streaming and digital entertainment platform designed to give fans exclusive access to artists and celebrities through backstage content, live events, interviews, and other premium experiences. We acquired Artist Republik and expanded Fan Pass into a broader artist-focused platform serving the independent music community, ultimately growing the platform's reach to more than 100,000 independent artists. The platform connected artists with tools for livestreaming, fan engagement, subscriptions, promotions, ticketing, merchandising, and other opportunities to build and monetize their audiences.

CheckMate Mobile, Inc.

CEO

September 2009 - January 2025 (15 years 5 months)

Campbell, Ca

Served as CEO of CheckMate Mobile, Inc., a mobile application development and technology company focused on both client-driven products and internally incubated concepts. Led the development of mobile applications across education, hospitality, and cause-related markets, including Cloud9 Learning, an education platform developed for Brigham Young University and piloted with more than 7,000 students.

CheckMate also developed AppBuilder360, a mobile app development platform designed to give businesses and organizations the ability to create, manage, and deploy their own mobile applications without the traditional cost and complexity of custom development. The platform reflected an early focus on democratizing mobile technology and giving businesses greater control over their digital presence.

Zippi Networks, Inc.
Director
April 2006 - January 2010 (3 years 10 months)

Co-founded and served as CEO of Zippi Networks, an e-commerce technology company and exclusive eBay training partner that developed platforms and business systems for the emerging online seller economy. Built scalable solutions designed to help individuals launch and grow profitable ebay businesses of their own. "Clutter out, cash in."

nettaxi.com
Founder
September 1997 - September 2002 (5 years 1 month)

I co-founded and served as CEO of Nettaxi.com, an early social networking and online community platform, essentially a precursor to the social networks that would later become mainstream with MySpace and Facebook. Nettaxi went public in 1997, quickly ranking among the top 10 websites on the Internet, reaching approximately 3 million unique visitors daily and a market capitalization of approximately $700 million before being acquired in 2002.

My career in technology began as the 3rd employee of Netcom Online Communications, Inc., one of the Internet’s pioneering ISPs and the first Internet company to complete an IPO in 1993. Netcom was subsequently acquired by EarthLink. With more than 20 years of experience in high-technology ventures, I have completed more than $60 million in private and public financing transactions.

As a Silicon Valley entrepreneur and CEO, I authored one of the first Web directories for Macmillan Publishing and have co-founded a number of successful ventures, including Simply Internet, Inc., America's Biggest, Inc., Zippi Networks, Inc. (an eBay partner), and CheckMate Mobile, Inc. Throughout my career, I have been involved in successful exit strategies through private company sales, mergers, acquisitions, and transactions involving NASDAQ- and NYSE-listed public companies.
